


10015829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
USD 200,000,000 2.25 per cent. Notes due April 28, 2014
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 26, 2010

The following information regarding an issue of USD 200,000,000 aggregate principal amount of Notes due April 28, 2014 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated December 1, 2009 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated April 21, 2010 (the "Final Terms"), and the Terms Agreement dated April 21, 2010 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. USD 200,000,000 2.25 per cent. Notes due April 28, 2014.

Upon initial issuance, the Notes will be represented by a DTC Global Certificate deposited with Citibank, N.A., London Branch, as custodian for, and registered in the name of a nominee of, The Depository Trust Company ("DTC"). See Prospectus.

(b) Interest Rate/Interest Payment Date. 2.25 per cent per annum payable annually in arrears on April 26 in each year, commencing April 26, 2011. See, Final Terms, Item 15.

(c) Maturity Date. April 28, 2014.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for

borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. The Notes have been admitted for trading on the Luxembourg Stock Exchange.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5 LB, England; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 99.809 per cent. of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not Applicable

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds of the issue of the Notes will be allocated within the Corporation's treasury to a special sub-portfolio that will be linked to the Corporation's lending operations in the fields of renewable energy and energy efficiency ("**Eligible Projects**"). So long as the Notes are outstanding, the balance of the sub-portfolio will be reduced, at the end of each month, by amounts matching disbursements made during the month in respect of Eligible Projects. Pending such disbursement, the sub-portfolio will be invested in money market instruments.

Eligible Projects will include all projects funded, in whole or in part, by the Corporation in the fields of renewable energy and energy efficiency and may include the following investments:

- investments in equipment, systems and services which result in a reduced use of energy per unit of product or service generated, such as waste heat recovery, co-generation, building insulation, energy loss reduction in transmission and distribution;
- investments in equipment, systems and services which enable the productive use of energy from renewable resources such as wind, hydro, solar and geothermal production;
- investments to improve industrial processes, services and products that enhance the conversion efficiency of manufacturing inputs (energy, water, raw materials) to saleable outputs, including reduction of impact at source;
- investments in manufacturing of components used in energy efficiency, renewable energy or cleaner production, such as solar photovoltaics, manufacture of turbines, building insulation materials;
- investments in sustainable forestry.

The above examples of Eligible Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristic will be made by the Corporation during the term of the Notes.

Item 7. Exhibits

A. Information Statement (December 1, 2009);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Amended and Restated Global Agency Agreement dated as of June 3, 2008 (effective July 20, 2006); [2]

E. Resolution No. IFC 2009-0033 adopted June 24, 2009 by the Board of Directors of the Corporation;[3]

F. Final Terms (April 21, 2010); and

G. Terms Agreement (April 21, 2010).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated December 1, 2009.

2 Filed on September 17, 2008.

3 Filed on October 30, 2009.

EXHIBIT F


IFC
INTERNATIONAL FINANCE CORPORATION

Final Terms dated April 21, 2010

International Finance Corporation
Issue of USD 200,000,000 2.25 per cent. Notes due April 28, 2014 under its Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W. Washington D.C. 20433 U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1021
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars ("**USD**")
4.	Aggregate Nominal Amount:	
	(i) Series:	USD 200,000,000
	(ii) Tranche:	USD 200,000,000
5.	Issue Price:	99.922 per cent. of the Aggregate Nominal Amount
6.	(i) Specified Denominations:	USD 5,000
	(ii) Calculation Amount:	USD 5,000
7.	(i) Issue Date:	April 26, 2010
	(ii) Interest Commencement Date:	April 26, 2010
8.	Maturity Date:	April 28, 2014
9.	Interest Basis:	2.25 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable
12. Put/Call Options:	Not Applicable
13. Status of the Notes:	Senior
14. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable
(i) Rate of Interest:	2.25 per cent. per annum payable annually in arrear
(ii) Interest Payment Date(s):	April 26, in each year commencing on April 26, 2011 up to and including the Maturity Date (long last coupon)
(iii) Fixed Coupon Amount(s):	USD 112.5 per Calculation Amount
(iv) Broken Amount(s):	USD 113.13 per Calculation Amount payable on the Maturity Date
(v) Day Count Fraction:	30/360 (unadjusted)
(vi) Determination Dates:	Not Applicable
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16. Floating Rate Note Provisions:	Not Applicable
17. Zero Coupon Note Provisions:	Not Applicable
18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Not Applicable
Call Option II (Automatic):	Not Applicable
21. Put Option:	Not Applicable
22. Final Redemption Amount of each Note:	USD 5,000 per Calculation Amount
23. Early Redemption Amount:	
Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	USD 5,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	Registered Notes:
	DTC Global Certificate available on Issue Date

25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York and London
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]:	Not Applicable
29.	Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	Not Applicable
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Terms Agreement:	April 21, 2010
	(iii) Stabilizing Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	Skandinaviska Enskilda Banken AB (publ) Kungsträdgårdsgatan 8 S-10640 Stockholm Settling through SEB Enskilda Inc.
35.	Total commission and concession:	0.113 per cent. of the Aggregate Nominal Amount
36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:  ....

Duly authorized

PART B – OTHER INFORMATION

1. LISTING

(i) Listing:	Luxembourg Stock Exchange
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on April 26, 2010 with effect from April 26, 2010

2. RATINGS

Ratings:	The Notes to be issued have been rated: S & P: AAA Moody's: Aaa

3. USE OF PROCEEDS

The net proceeds of the issue of the Notes will be allocated within the Corporation's treasury to a special sub-portfolio that will be linked to the Corporation's lending operations in the fields of renewable energy and energy efficiency ("**Eligible Projects**"). So long as the Notes are outstanding, the balance of the sub-portfolio will be reduced, at the end of each month, by amounts matching disbursements made during the month in respect of Eligible Projects. Pending such disbursement, the sub-portfolio will be invested in money market instruments.

Eligible Projects will include all projects funded, in whole or in part, by the Corporation in the fields of renewable energy and energy efficiency and may include the following investments:

- investments in equipment, systems and services which result in a reduced use of energy per unit of product or service generated, such as waste heat recovery, co-generation, building insulation, energy loss reduction in transmission and distribution;
- investments in equipment, systems and services which enable the productive use of energy from renewable resources such as wind, hydro, solar and geothermal production;
- investments to improve industrial processes, services and products that enhance the conversion efficiency of manufacturing inputs (energy, water, raw materials) to saleable outputs, including reduction of impact at source;
- investments in manufacturing of components used in energy efficiency, renewable energy or cleaner production, such as solar photovoltaics, manufacture of turbines, building insulation materials;
- investments in sustainable forestry.

The above examples of Eligible Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristic will be made by the Corporation during the term of the Notes.

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

5. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VAP13
Common Code:	050447812
CUSIP:	45950VAP1
CINS:	Not Applicable
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

6. GENERAL

Applicable TEFRA exemption:	Not Applicable

International Finance Corporation

TERMS AGREEMENT NO. 1021 UNDER THE STANDARD PROVISIONS

April 21, 2010

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's USD 200,000,000 2.25 per cent. Notes due April 2014 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. (New York time) on April 26, 2010 (the "**Settlement Date**") at an aggregate purchase price of USD199,618,000, (which is 99.809 per cent. of the aggregate nominal amount of the Notes), on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer(s)**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The purchase price specified above will be paid by the undersigned by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

6 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this

issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

7 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

8 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

9 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

10 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

11 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

SKANDINAVISKA ENSKILDA BANKEN AB (publ)

By: ______________________

Name:

Title: **Lena Sköld**

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________

Name:

Title: Duly Authorized Signatory